SandRidge Permian Trust

c/o The Bank of New York Mellon Trust Company, N.A., As Trustee

919 Congress Avenue, Suite 500

Austin, Texas 78701

September 25, 2014

Mr. Karl Hillar

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	SandRidge Permian Trust
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File No. 1-35274

Dear Mr. Hillar:

SandRidge Permian Trust (the “Trust”) hereby submits this letter in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 16, 2014 (the “Comment Letter”), with respect to the Form 10-K for the fiscal year ended December 31, 2013 filed by the Trust with the Commission on February 28, 2014 (the “Form 10-K”).

Set forth below is the heading and text of each comment set forth in the Comment Letter, followed by our response thereto. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Form 10-K.

Form 10-K for the Fiscal Year ended December 31, 2013

Report of Independent Registered Public Accounting Firm, page F-2

1.                                      We note that the auditor opined only on your statements of distributable income and changes in trust corpus for each of the two years in the period ended December 31, 2013. Please obtain and file a revised audit report that includes an audit opinion on the financial statements for each of the three years in the period ended December 31, 2013.

Response

The Trust has obtained and is filing today a revised audit report that includes an audit opinion on the statements of assets and trust corpus as of December 31, 2013 and 2012, and the related statements of distributable income and changes in trust corpus for each of the three years in the period ended December 31, 2013.

In further response to your request, the Trust hereby acknowledges that:

•                  the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please contact the undersigned at 512-236-6555 or Michael Ulrich at 512-236-6599.

Very truly yours,

SANDRIDGE PERMIAN TRUST

By:	THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A., as TRUSTEE

	By:	/s/ Sarah Newell
	Name:	Sarah Newell
	Title:	Vice President